Exhibit 4.6

DESCRIPTION OF REGISTRANT’S SECURITIES

General

PB Bankshares, Inc. (“PB Bankshares”) is authorized to issue 40,000,000 shares of common stock, par value of $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of March 24, 2022, PB Bankshares has 2,777,250 shares of common stock outstanding and no shares of preferred stock outstanding. Each share of PB Bankshares common stock has the same relative rights as, and is identical in all respects to, each other share of common stock

Common Stock

Dividends. PB Bankshares may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if PB Bankshares’s assets are less than the amount necessary to satisfy the requirement set forth above, PB Bankshares may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters. The holders of common stock of PB Bankshares will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If PB Bankshares issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of PB Bankshares have exclusive voting rights in PB Bankshares. They elect PB Bankshares’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of PB Bankshares’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If PB Bankshares issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of our outstanding common stock.

As a Pennsylvania stock savings bank, corporate powers and control of Prescence Bank is vested in its board of directors, who elect the officers of Prescence Bank and who fill any vacancies on the board of directors. Voting rights of Prescence Bank is vested exclusively in the owner of the shares of capital stock of Prescence Bank, which is PB Bankshares, and voted at the direction of PB Bankshares’s board of directors. Consequently, the holders of the common stock of PB Bankshares will not have direct control of Prescence Bank.

Liquidation. In the unlikely event of any liquidation, dissolution or winding up of Prescence Bank, PB Bankshares, as the holder of 100% of Prescence Bank’s capital stock, would be entitled to receive all assets of Prescence Bank available for distribution, after payment or provision for payment of all debts and liabilities of Prescence Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the unlikely event of liquidation, dissolution or winding up of PB Bankshares, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of PB Bankshares available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of PB Bankshares are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

RESTRICTIONS ON ACQUISITION OF PB BANKSHARES, INC.

The following discussion is a general summary of the material provisions of Maryland law, PB Bankshares’s articles of incorporation and bylaws, Prescence Bank’s Pennsylvania stock articles of incorporation, Pennsylvania banking law and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and is not intended to be a complete description of the document or regulatory provision in question.

Maryland Law and Articles of Incorporation and Bylaws of PB Bankshares

Maryland law, as well as PB Bankshares’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of PB Bankshares more difficult.

Directors. The board of directors is divided into three classes. The members of each class is elected for a term of three years and only one class of directors is elected annually. Thus, it would take at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including restrictions on affiliations with competitors of Prescence Bank, restrictions based upon prior legal or regulatory violations and a residency requirement. The bylaws also impose a restriction on eligibility for election, re-election, appointment or re-appointment to the board of directors (excluding the current directors) if, at the time of such election, re-election, appointment or re-appointment, such person has reached the age of 80; however, the board of directors may waive this director qualification if the board of directors determines, by a two-thirds vote, that such waiver is the best interest of PB Bankshares. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Evaluation of Offers. The articles of incorporation of PB Bankshares provide that its board of directors, when evaluating a transaction that would or may involve a change in control of PB Bankshares (whether by purchases of its securities, merger, consolidation, share exchange, sale of all or substantially all of its assets or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of PB Bankshares and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

●	the economic effect, both immediate and long-term, upon PB Bankshares’s stockholders, including stockholders, if any, who do not participate in the transaction;
●	the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, PB Bankshares and its subsidiaries and on the communities in which PB Bankshares and its subsidiaries operate or are located;
●	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of PB Bankshares;
●	whether a more favorable price could be obtained for PB Bankshares’s stock or other securities in the future;
●	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of PB Bankshares and its subsidiaries;

●	the future value of the stock or any other securities of PB Bankshares or the other entity to be involved in the proposed transaction;
●	any antitrust or other legal and regulatory issues that are raised by the proposal;
●	the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and
●	the ability of PB Bankshares to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

Restrictions on Calling Special Meetings. The articles of incorporation and bylaws provide that special meetings of stockholders can be called by the president, the chief executive officer, the chairperson, by a majority of the whole board of directors, or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that no record owner of any of PB Bankshares’s outstanding common stock that is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of PB Bankshares’s then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).

Authorized but Unissued Shares. PB Bankshares has authorized but unissued shares of common and preferred stock. See “Description of Common Stock of PB Bankshares, Inc.” The articles of incorporation authorize 40,000,000 shares of common stock and 10,000,000 shares of serial preferred stock. PB Bankshares is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such shares. In the event of a proposed merger, tender offer or other attempt to gain control of PB Bankshares that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of PB Bankshares. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Amendments to the articles of incorporation must be approved by the board of directors and also by of the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of the majority of the outstanding shares of our common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions:

(i)	the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	the division of the board of directors into three staggered classes;
(iii)	the ability of the board of directors to fill vacancies on the board;
(iv)	the requirement that directors may only be removed for cause and by the affirmative vote of at least two-thirds of the votes eligible to be cast by stockholders;
(v)	the ability of the board of directors to amend and repeal the bylaws;
(vi)	the ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire PB Bankshares;
(vii)	the authority of the board of directors to provide for the issuance of preferred stock;
(viii)	the validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;
(ix)	the number of stockholders constituting a quorum or required for stockholder consent;
(x)	the indemnification of current and former directors and officers, as well as employees and other agents, by PB Bankshares;
(xi)	the limitation of liability of officers and directors to PB Bankshares for money damages;
(xii)	the inability of stockholders to cumulate their votes in the election of directors;
(xiii)	the advance notice requirements for stockholder proposals and nominations;
(xiv)	the requirement that the forum for certain actions or disputes will be a state or federal court located within the State of Maryland; and
(xv)	the provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (xiv) of this list.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of PB Bankshares’s directors or by the stockholders by the affirmative vote of at least 80% of the votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.

The provisions requiring the affirmative vote of 80% of the total votes eligible to be cast for certain stockholder actions have been included in the articles of incorporation of PB Bankshares in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law, which permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for stockholder action under the Maryland General Corporation Law.

Purpose and Anti-Takeover Effects of PB Bankshares’s Articles of Incorporation and Bylaws. Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. We believe these provisions are in the best interests of PB Bankshares and its stockholders. Our board of directors believes that it will be in the best position to determine the true value of PB Bankshares and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of PB Bankshares and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of PB Bankshares and that is in the best interests of all our stockholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite our belief as to the benefits to stockholders of these provisions of PB Bankshares’s articles of incorporation and bylaws, these provisions also may have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Prescence Bank’s Articles of Incorporation

The articles of incorporation of Prescence Bank provides that for a period of five years from the closing of the conversion and offering, no person (including a group acting in concert) other than PB Bankshares, Inc. may offer directly or indirectly to acquire the beneficial ownership of more than 5% of any class of equity security of Prescence Bank. This provision does not apply to any tax-qualified employee benefit plan of Prescence Bank or PB Bankshares, or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of Prescence Bank or any of its subsidiaries, so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner, directly or indirectly, of more than 5% of any class of equity securities of Prescence Bank. In addition, during this five-year period, all shares owned over the 5% limit may not be voted on any matter submitted to stockholders for a vote.

Conversion Regulations

Without the prior written approval of the FDIC, the Pennsylvania Department of Banking and Securities and the Federal Reserve Board, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. Federal regulations have defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Law and Regulations

Under the Change in Bank Control Act, a federal law, no person may acquire control of an insured state savings bank or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a state savings bank without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquirer has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as is the case with PB Bankshares, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.